[redacted]

AB
9/3

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 28 2009
DIVISION OF MARKET REGULATION

UNI
SECURITIES AND
Washing

09042367

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

8-67423

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fator Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass + Co, PC

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
9/17

FATOR SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

FATOR SECURITIES, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member and Board of Directors of
Fator Securities, LLC

We have audited the accompanying statement of financial condition of Fator Securities, LLC (the "Company"), as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fator Securities, LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 26, 2009

FATOR SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash and cash equivalents	$	225,394
Receivable from clearing organization		46,386
Due from member, net		10,042
Deposit with clearing organization		104,752
Property and equipment, net		140,383
Prepaid expenses		20,357
Other assets		37,710
	$	585,024
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	49,667
Deferred rent		16,233
		65,900
Member's equity		519,124
	$	585,024

See accompanying notes to financial statement.

1. Nature of business

Fator Securities, LLC (the "Company") was formed in Delaware on February 14, 2006. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company is a wholly owned subsidiary of Fator Empreendimentos E Participações Ltda (the "Member"), a holding company which is part of the Fator Group, one of the largest broker-dealers in Brazil. The Company is located in Stamford, Connecticut.

The Fator Group developed a specialty in equity research on Brazilian securities. Beginning September 2008 the Company generated revenues principally from distributing research to major institutional investors in the United States.

2. Summary of significant accounting policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United Sates of America.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Straight-line
Computer hardware	3 years	Straight-line
Computer software	3 years	Straight-line
Leasehold improvements	lease term	Straight-line

Income Taxes

The Company is a limited liability company and elected to be treated as a corporation for tax purposes. The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies."

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

The Company complies with the accounting and reporting requirements of SFAS No. 52, "Foreign Currency Translation". The Company's reporting currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. The effect of changes in exchange rates between the designated functional currency and the currency in which a transaction is denominated is recorded as foreign currency translation adjustment. Adjustments arising from foreign currency transactions for the year ended December 31, 2008 are approximately $11,000.

Receivable from clearing organization

The Company carries its receivable from clearing organization at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivable from its clearing organization and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

3. Property and equipment

Property and equipment consist of the following at December 31, 2008:

3. Property and equipment (continued)

Computer hardware	$ 117,875
Computer software	16,615
Furniture and fixtures	39,886
Leasehold improvements	69,252
	243,628
Less accumulated depreciation and amortization	103,245
	$ 140,383

Depreciation and amortization expense for the year ended December 31, 2008 was $70,625.

4. Income taxes

At December 31, 2008, the Company has a federal net operating loss carryforward ("NOL") of approximately $2,515,000 for federal and state income tax purposes, which expires through 2027. The Company also has deferred start-up costs for income tax purposes and has elected to amortize such costs over a period of 180 months in accordance with Section 195(b) of the Internal Revenue Code. At December 31, 2008, the Company had unamortized start-up costs of approximately $192,000 for federal and state income tax purposes. The NOL and deferred start-up costs create a cumulative deferred tax asset of approximately $1,006,000. The Company also recorded a valuation allowance for the same amount due to the uncertainty of realizing the future tax benefit. The valuation allowance increased approximately $682,000 from $324,000 in 2007 to $1,006,000 in 2008.

5. Commitments

The Company leases an office facility under an operating lease expiring in November 2010 and a corporate apartment under a month to month lease expiring in July 2009. Rent expense was approximately $71,000 for the year ended December 31, 2008.

Future lease payments on office space are approximately as follows:

Year ending December 31,	
2009	117,000
2010	67,000

6. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was approximately $308,000, which was approximately $208,000 in excess of its minimum requirement of $100,000.

7. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing organization on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing organization. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing organization for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the customers' accounts.

In addition, the receivable from the clearing organization is pursuant to the clearance agreement. A clearing deposit of approximately $105,000 is with this clearing organization.

8. Concentration of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2009 and $100,000 thereafter.

9. Concentration of revenue

For the year ended December 31, 2008, the Company had a concentration of revenue from commissions earned from four customers, which were approximately $532,000 and accounted for approximately 72% of total commissions' revenue of approximately $742,000 for the year. At December 31, 2008, receivables from these customers were approximately $46,000.

10. Related party transactions

Due from member, net

The Company introduces some of its securities transactions to its member who acts as a clearing broker in the designated market. For the year ended December 31, 2008, due from member of $10,042 represents commissions receivable as a result of these transactions.

Floor brokerage, exchange and clearing fee

The Company clears some of its securities transactions through its member. For the year ended December 31, 2008, the Company reported approximately $173,000 as expenses related to these clearing services. These amounts are recorded in floor brokerage, exchange and clearing fee in the statement of operations.

11. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers.